LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2008	aschick@luselaw.com

August 5, 2013

Christian Windsor, Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	AJS Bancorp, Inc.
Registration No. 333-189171
Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of AJS Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s letter dated July 31, 2013, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the previous filing.

1.                                      We note your response to comment 4. Revise the disclosure in the summary to briefly discuss the material impact of the agreement upon AJS Bancorp.

The disclosure has been revised as requested on page 5 of the Prospectus.

2.                                      Revise this section to disclose your actual capital ratios as compared to the Individual Minimum Capital Requirement. Also, revise this section, or your Management’s Discussion and Analysis to discuss managements view of the impact of the restrictions noted upon your loan portfolio and profitability over the near term.

The disclosure has been revised on page 93 of the Prospectus to disclose A.J. Smith Federal Savings Bank’s capital ratios at March 31, 2013 as compared to the Individual Minimum Capital Requirement. Management believes there has not been and will not be any material adverse effect on the loan portfolio or profitability as a result of the Formal Agreement in the near term. Expenses of approximately $20,000 relating to compliance with the Formal Agreement have already been incurred and the Company does not expect to incur any additional third party expense or to add any new employees relating to compliance in the near term. The Formal Agreement does not impose any specific restrictions on the Company’s ability to originate loans other than compliance with its revised policies.

3.                                      We note your response to comment number 17 of our letter dated July 2, 2013 and the change made to the second paragraph on page F-32. However, we note that some of the carrying values displayed in the table on page F-32 still do not agree with the amounts described in the narrative disclosure on pages F-32 and F-33. Please revise the document to remove these inconsistencies or explain the reason for the differences.

Pages F-32 and F-33 have been revised to correct the noted inconsistencies.

* * * * *

We believe the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2008 or Benjamin Azoff at (202) 274-2010.

Very truly yours,

/s/ Alan Schick
Alan Schick

cc:	Jonathan Gottlieb, Esq.
Babette Rosenbaum Cooper, CPA
Amit Pande, CPA
Thomas R. Butkus, President and Chief Executive Officer
Benjamin Azoff, Esq.